AM 3-22-2005*


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH. D.C.
213
SECTION


05041149

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

REPORT AS OF 12/31/04
(MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

O'CONNOR & COMPANY L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, Suite 400
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Carol Hennessy **(312) 604-8025**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/23/05
S.S.

O'CONNOR & COMPANY L.L.C.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d) AND REGULATION 1.10 UNDER THE COMMODITY EXCHANGE ACT

as of December 31, 2004

AVAILABLE FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, **Carol Hennessy**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **O'Connor & Company L.L.C.** as of **December 31, 2004** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Executive Vice President
Title

Subscribed and sworn to before me this

22nd day of February, 2005


"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Exp. 08/20/2008



Notary Public

This report** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.
- [x] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Members of
O'Connor & Company L.L.C.

We have audited the accompanying statement of financial condition of O'Connor & Company L.L.C. as of December 31, 2004 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of O'Connor & Company L.L.C. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 18, 2005

O'CONNOR & COMPANY L.L.C.

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2004

ASSETS

Cash	$ 1,529,707
Cash and securities segregated in compliance with federal regulations	46,410,118
Securities owned, not readily marketable, at fair value	1,020,610
Receivables from brokers, dealers and clearing organizations	626,730,018
Receivables from customers	26,966,676
Receivables from non-customers	419,670
Guarantee deposits with and stock in clearing organizations	13,541,777
Stock and memberships in exchanges, at cost (market value $2,012,000)	2,920,900
Investments in affiliates, at fair value	4,745,568
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation and amortization of $1,355,211)	772,157
Other assets	1,520,822
	$ 726,578,023

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Bank loans payable	$ 29,500,000
Payables to brokers, dealers and clearing organizations	439,971,064
Payables to customers	138,400,611
Payables to non-customers	49,791,258
Accounts payable and accrued expenses	3,574,884
	661,237,817
Liabilities Subordinated to Claims of General Creditors	14,000,000
Members' Equity	51,340,206
	$ 726,578,023

See accompanying notes.

O'CONNOR & COMPANY L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION
as of December 31, 2004

---

1. Organization and Business

O'Connor & Company L.L.C. (the "Company"), an Illinois limited liability company, is a registered securities broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is also a registered futures commission merchant with the Commodity Futures Trading Commission and is a member of the National Futures Association. The Company has memberships in all principal U.S. securities and futures exchanges and provides clearing and execution services for professional floor traders, institutional and retail customers.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies that have been followed in preparing the accompanying financial statements is set forth below:

Income Recognition
Security options and commodity options transactions and the related commission revenue and expenses are recorded on trade date. Other securities transactions and the related revenue and expenses thereon are recorded on settlement date. The Company primarily recognizes commission revenue from commodity futures contracts as they are closed.

Depreciation and Amortization
Furniture and equipment are depreciated using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are being amortized on a straight-line basis over the term of the associated lease.

Income Taxes
No provision has been made for Federal income taxes as the taxable income of the Company is included in the respective income tax returns of the members.

Use of Estimates
The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Securities Owned, Not Readily Marketable

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 or (c) that cannot be offered or sold because of other arrangements, restrictions of conditions applicable to the securities or to the company.

At December 31, 2004, firm owned securities at fair value consist of corporate equities valued at $1,020,610.

4. Securities Owned

Securities owned consist of U.S. Government obligations that are deposited at exchange clearing organizations and held in segregated bank accounts.

5. Segregated Assets

Under the rules of the Securities and Exchange Commission, the Company had cash of $7,839,845 and U.S Treasury securities with a market value of $35,619,621 segregated for the exclusive benefit of securities customers.

Under the Commodity Exchange Act, segregated assets included in the statement of financial condition and in the statement of segregation requirements and funds in segregation are as follows:

Cash segregated under federal regulations	$	2,950,652
Receivables from brokers, dealers, and clearing organizations		95,831,420
Variation payable to clearing organizations		(529,706)
Total segregated assets included in the Statement of Financial Condition		98,252,366
U.S. Government obligations owned by customers		22,869,031
Value of open long futures options contracts		237,733,044
Value of open short futures options contracts		(226,143,272)
Total segregated assets per Statement of Segregation Requirements and Funds in Segregation	$	132,711,169

6. Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

The components of receivables from and payables to brokers, dealers, and clearing organizations are as follows:

Receivables		
Brokers' and dealers' trading and investment accounts	$	227,908,812
Clearing brokers		72,256,354
Stock borrowed		292,614,106
Fails to deliver		645,117
Clearing organizations		33,305,629
	$	626,730,018
Payables		
Brokers' and dealers' trading and investment accounts	$	38,084,732
Stock loaned		399,199,500
Fails to receive		109,451
Clearing organizations		2,577,381
	$	439,971,064

7. Off Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company accepts and clears futures contracts and options on futures contracts for the accounts of its customers, primarily exchange members and institutional firms. As such, the Company guarantees to the respective clearing houses or other brokers, its customers' performance under these contracts. To reduce its risk, the Company requires its customers to meet, at minimum, the margin requirement established by each of the exchanges at which contracts are traded. Margin requirements for exchange members may be significantly less than those required from other customers. Margin is a good faith deposit from the customer that reduces risk to the Company of failure on behalf of the customer to fulfill any obligation under these contracts. To minimize its exposure to risk of loss due to market variation, the Company adjusts these margin requirements as needed.

Customers may also be required to deposit additional funds, securities or other collateral. As a result of market variation, the Company may satisfy margin requirements by liquidating certain customer positions. Management believes that the margin deposits and collateral held at December 31, 2004 were adequate to minimize the risk of material loss that could be created by positions held at that time.

8. Commitments

The Company conducts it operations in leased office facilities and annual rentals are charged to current operations. The leases are subject to escalation clauses based on the operating expenses of the lessors.

The minimum annual rental commitments under non-cancelable operating leases, along with the minimum annual sub-lease rentals to be received in the future are as follows as of December 31, 2004:

Year Ending December 31,	Gross Commitment	Sub-lease Rentals	Net Commitment
2005	$ 2,592,000	$ 312,000	$ 2,280,000
2006	2,611,000	311,000	2,300,000
2007	2,620,000	320,000	2,300,000
2008	2,660,000	330,000	2,330,000
2009	2,740,000	340,000	2,400,000
Thereafter	18,510,000	2,360,000	16,150,000
Total	$ 31,733,000	$ 3,973,000	$ 27,760,000

9. Related Party Transactions

At December 31, 2004, the Company had investments totaling approximately $4,746,000 in three affiliated companies.

The Company shares in certain computer expenditures with, and receives certain services from, an affiliated company for which it has a receivable of approximately $100,000.

Certain exchange memberships owned by common members and non-members, having an aggregate fair market value of approximately $18,555,000, are registered for the use of the Company.

10. Employee Benefit Plan

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

11. Liabilities Subordinated to Claims of General Creditors

At December 31, 2004, liabilities subordinated to claims of general creditors consist of the following:

Lender	Effective Date	Amount	Maturity Date	Interest Rate
Common member	02/15/02	$ 2,000,000	02/15/05	Prime +2.5%
Common member	03/15/02	2,000,000	03/15/05	Prime +2.5%
Common member	03/15/02	1,000,000	02/15/06	Prime +2.5%
Common member	08/01/03	2,500,000	07/31/06	Prime +2.5%
Common member	11/30/02	1,000,000	11/01/06	Prime +2.5%
Common member	08/01/03	2,500,000	12/15/06	Prime +2.5%
Common member	12/15/03	3,000,000	12/15/06	Prime +2.5%
		$ 14,000,000		

12. Net Capital Requirements

The Company is a broker dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is a futures commission merchant subject to the Commodity Futures Trading Commission Minimum Capital Requirement (Regulation 1.17). Under these rules, the Company is required to maintain "net capital" equivalent to $2,500,000, two percent of "aggregate debit items" or four percent of "funds required to be segregated" arising from customer transactions, whichever is greater, as these terms are defined.

Adjusted net capital, aggregate debit items and funds required to be segregated change from day to day. Under the more restrictive of these rules, the Company had net capital and net capital requirements of approximately $42.8 million and $2.5 million, respectively. The net capital rule may effectively restrict member withdrawals and the repayment of subordinated loans.

SUPPLEMENTARY SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **O'CONNOR & COMPANY L.L.C.** as of **December 31, 2004**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - item 1800)			$ 51,340,206	[3480]
2.	Deduct Ownership equity not allowable for net capital				[3490]
3.	Total ownership equity qualified for net capital			51,340,206	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			14,000,000	[3520]
	B. Other (deductions) or allowable credits (Decrease in value of stock in clearing organization)			(21,100)	[3525]
5.	Total capital and allowable subordinated liabilities			$ 65,319,106	[3530]
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (See below)	$ 12,722,048	[3540]		
	1. Additional charges for customers' and non-customers' security accounts		[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts.	4,897,533	[3560]		
	B. Aged fail-to-deliver		[3570]		
	1. Number of items [3450]				
	C. Aged short security differences-less reserve of $ [3460]		[3580]		
	1. Number of items [3470]				
	D. Secured demand note deficiency		[3590]		
	E. Commodity futures contracts and spot commodities proprietary capital charges	22	[3600]		
	F. Other deductions and/or charges	563,089	[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x)	2,657,463	[3615]		
	H. Total deduction and/or charges.			(20,840,155)	[3620]
7.	Other additions and/or allowable credits (List)				[3630]
8.	Net Capital before haircuts on securities positions			$ 44,478,951	[3640]
9.	Haircuts on securities : (computed, where applicable pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and Investment securities				
	1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
	2. U.S. and Canadian government obligations		[3690]		
	3. State and municipal government obligations		[3700]		
	4. Corporate obligations	$ 1,647,279	[3710]		
	5. Stocks and warrants		[3720]		
	6. Options		[3730]		
	7. Arbitrage		[3732]		
	8. Other securities		[3734]		
	D. Undue concentration		[3650]		
	E. Other (list)		[3736]	(1,647,279)	[3740]
10.	Net Capital			$ 42,831,672	[3750]
				OMIT PENNIES	

Non-Allowable Assets (Line 6.A.):

Receivables from brokers, dealers and clearing organizations	$ 10,164
Receivables from customers	1,878,823
Receivables from non-customers	419,670
Securities owned, not readily marketable	1,020,610
Exchange memberships, at cost	2,920,900
Investments in affiliates	4,745,568
Fixed assets, net	772,157
Other assets	954,156
	$ 12,722,048

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report a filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **O'CONNOR & COMPANY L.L.C.** as of **December 31, 2004**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)		[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3758]
13.	Net capital requirement (greater of line 11 or 12)		[3760]
14.	Excess net capital (line 10 less 13)		[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)		[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition				[3790]
17.	Add:				
	A. Drafts for immediate credit	$	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	[3810]		
	C. Other unrecorded amounts (List)	$	[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))				[3838]
19.	Total aggregate indebtedness				[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 - by line 10)				[3850]
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 - by line 10 less item 4880 page 11)				[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits	$ 2,394,811	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 2,500,000	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$ 2,500,000	[3760]
25.	Excess net capital (line 10 less 24)	$ 40,331,672	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 - by line 17 page 8)	217%	[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 - by line 17 page 8)	197%	[3854]
28.	Net capital in excess of: the greater of 5% of combined aggregate debit items or 120% of minimum net capital requirement	$ 39,831,672	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	6.12%	[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	1.74%	[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternate method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **O'CONNOR & COMPANY L.L.C.** as of **December 31, 2004**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c303, Exhibit A and Related Notes)

CREDIT BALANCES

1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ 58,548,969	[4340]		
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		[4350]		
3.	Monies payable against customers' securities loaned (see Note C)		[4360]		
4.	Customers' securities failed to receive (see Note D)	36,616	[4370]		
5.	Credit balances in firm accounts which are attributable to principal sales to customers		[4380]		
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		[4390]		
7.	**Market value of short security count differences 30 calendar days old		[4400]		
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		[4410]		
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		[4420]		
10.	Other (List)		[4425]		
11.	TOTAL CREDITS			$ 58,585,585	[4430]

DEBIT BALANCES

12.	Debit balances in customers cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$13,539,772	[4440]		
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	5,638,118	[4450]		
14.	Failed to deliver of customers' securities not older than 30 calendar days	12,490	[4460]		
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F).	535,511	[4465]		
16.	Other (List)		[4469]		
17.	**Aggregate debit items			$ 19,725,891	[4470]
18.	**less 3% (for alternative method only -- see Rule 15c3-1 (f) (5) (i))			(591,777)	[4471]
19.	**TOTAL 15c3-3 DEBITS			$ 19,134,114	[4472]

RESERVE COMPUTATION

No.	Item	Total	Code
20.	Excess of total debits over total credits (line 19 less line 11)		[4480]
21.	Excess of total credits over total debits (line 11 less line 19)	$ 39,451,471	[4490]
22.	If computation permitted, on a monthly basis, enter 105% of excess of total credits over total debits		[4500]
23.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	$ 43,459,466	[4510]
24.	Amount of deposit (or withdrawal) including ______ [4515] value of qualified securities		[4520]
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ 35,619,621 [4525] value of qualified securities	$ 43,459,466	[4530]
26.	Date of deposit (MMDDYY)		[4540]

FREQUENCY OF COMPUTATION

OMIT PENNIES

27. Daily ______ [4332] Weekly __X__ [4333] Monthly ______ [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

Note: There are no material differences between the audited computation for determination of reserve requirements and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **O'CONNOR & COMPANY L.L.C.** as of **December 31, 2004**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

A. (k) (1)--$2,500 capital category as per Rule 15c3-1 .... ________ [4550]

B. (k) (2)(A)--"Special Account for the Exclusive Benefit of customers" maintained .... ________ [4560]

C. (k) (2)(B)-- All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm51________________[4335] ________ [4570]

D. (k) (3)--Exempted by order of the Commission .... ________ [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... ________ [4586]
   A. Number of items.................... ________ [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D.................... ________ [4588]
   A. Number of items.................... ________ [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3
   YES ___X___[4584] NO ________ [4585]

NOTES

A. Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action i is required by the Respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B. State separately in respond to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C. Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D. Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **O'CONNOR & COMPANY L.L.C.** as of **December 31, 2004**

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER-DEALERS

CREDIT BALANCES

1.	Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$ 37,864,478	[2110]		
2.	Monies borrowed collateralized by securities carried PAIB	29,500,000	[2120]		
3.	Monies payable PAIB securities loaned (see Note 2-PAIB)	401,609,642	[2130]		
4.	PAIB securities failed to receive	72,835	[2140]		
5.	Credit balances in firm accounts which are attributable to principal sales to PAIB		[2150]		
6.	Other (List)	16,817,304	[2160]		
7.	TOTAL PAIB CREDITS			$ 485,864,259	[2170]

DEBIT BALANCES

8.	Debit balances in PAIB excluding unsecured accounts and accounts doubtful of	$ 227,898,648	[2180]		
9.	Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver	286,975,987	[2190]		
10.	Failed to deliver PAIB securities not older than 30 calendar days	632,627	[2200]		
11.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts	23,183,313	[2210]		
12.	Other (List)		[2220]		
13.	TOTAL PAIB DEBITS			$ 538,690,575	[2230]

RESERVE COMPUTATION

14.	Excess of total PAIB debits over total PAIB credits (line 13 less line 17)	$ 52,826,316	[2240]
15.	Excess of total PAIB credits over total PAIB debits (line 7 less line 13)		[2250]
16.	Excess debits in customer reserve formula computation		[2260]
17.	PAIB Reserve requirement (line 15 less line 16)		[2270]
18.	Amount held on deposit in "Reserve Bank Account(s)", including ________ [2275] value of qualified securities, at end of reporting period		[2280]
19.	Amount of deposit (or withdrawal) including ________ [2285] value of qualified securities		[2290]
20.	New amount in Reserve Bank Account(s) after adding deposit or subtracting ________ [2295] value of qualified securities		[2300]
21.	Date of deposit (MMDDYY)		[2310]

FREQUENCY OF COMPUTATION

OMIT PENNIES

Weekly ___X___ [2320] Monthly ________ [2330]

Note: There are no material differences between the audited computation for determination of PAIB reserve requirements and that per the Company's unaudited FOCUS report as filed.

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **O'CONNOR & COMPANY L.L.C.** as of **December 31, 2004**

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT

A.	Risk-Based Requirement						
	i. Amounts of Customer Risk Maintenance Margin requirement	$ 29,383,541	[7415]				
	ii. Enter 8% of line A.i			$ 2,350,683	[7425]		
	iii. Amount of Non-Customer Risk Maintenance Margin requirement	$ 1,103,210	[7435]				
	iv. Enter 4% of line A.iii			$ 44,128	[7445]		
	v. Add lines A.ii and A.iv			$ 2,394,811	[7455]		
B.	$250,000 Requirement (Enter 250,000)			$ 250,000	[7465]		
C.	Minimum CFTC Net Capital Requirement Enter the greater of line A.v or B)					$ 2,394,811	[7490]

Note: If amount on Line C (7490) is greater than minimum net capital requirement computed in Item 3760, then enter this greater amount in Item 3760. The greater of the amount required By SEC or CFTC is the minimum net capital requirement.

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **O'CONNOR & COMPANY L.L.C.** as of **December 31, 2004**

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES

SEGREGATION REQUIREMENTS (Section 4d(2) of the CEAct)

1. Net ledger balance				
A. Cash			$ 68,349,639	[7010]
B. Securities (at market)			22,869,031	[7020]
2. Net unrealized profit (loss) in open futures contracts traded on a contract market			(7,193,246)	[7030]
3. Exchange traded options				
A. Market value of open option contracts purchased on a contract market			237,733,044	[7032]
B. Market value of open option contracts granted (sold) on a contract market			(226,143,272)	[7033]
4. Net equity (deficit) (add lines 1, 2 and 3)			95,615,196	[7040]
5. Accounts liquidating to a deficit and accounts with debit balances - gross amount	$ 2,427,197	[7045]		
Less: amount offset against U.S. Treasury obligations Owned by particular customers	(548,375)	[7047]	1,878,822	[7050]
6. Amount required to be segregated (add lines 4 and 5)			$ 97,494,018	[7060]

FUNDS IN SEGREGATED ACCOUNTS

7. Deposited in segregated funds bank accounts		
A. Cash	$ 2,950,652	[7070]
B. Securities representing investments of customers' funds (at market)		[7080]
C. Securities held for particular customers or option customers in lieu of cash (at market)		[7090]
8. Margins on deposit with clearing organizations of contract markets		
A. Cash	882,049	[7100]
B. Securities representing investments of customers' funds (at market)	25,643,665	[7110]
C. Securities held for particular customers or option customers in lieu of cash (at market)	22,869,031	[7120]
9. Net settlement from (to) clearing organizations of contract markets	(529,706)	[7130]
10. Exchange traded options		
A. Value of open long option contracts	237,472,725	[7132]
B. Value of open short option contracts	(226,115,765)	[7133]
11. Net equities with other FCMs		
A. Net liquidating equity	394,178	[7140]
B. Securities representing investments of customers' funds (at market)	69,144,340	[7160]
C. Securities held for particular customers or option customers in lieu of cash (at market)		[7170]
12. Segregated funds on hand (describe: ______________________)		[7150]
13. Total amount in segregation (add lines 7 through 12)	132,711,169	[7180]
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)	$ 35,217,151	[7190]

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **O'CONNOR & COMPANY L.L.C.** as of **December 31, 2004**

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTIONS ACCOUNTS

1. Amount required to be segregated in accordance with Commission regulation 32.6			$ -0-	7200
2. Funds in segregated accounts				
A. Cash	$	7210		
B. Securities (at market)		7220		
C. Total				7230
3. Excess (deficiency) funds in segregation (subtract line 2.C from line 1)			$ -0-	7240

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **O'CONNOR & COMPANY L.L.C.** as of **December 31, 2004**

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS
FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS
PURSUANT TO COMMISSION REGULATION 30.7

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS - SUMMARY

I. Check the appropriate box to identify the amount shown on line 1. below:

[X] [7300] Secured amounts in only U.S. - domiciled customers' accounts

[ ] [7310] Secured amounts in U.S. and foreign-domiciled customers' accounts

[ ] [7320] Net liquidating equities in all accounts of customers trading on foreign boards of trade

[ ] [7330] Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed?

[ ] Yes [7340] If yes, explain the change below.

[X] No [7350]

1. Amount to be set aside in separate section 30.7 accounts	$	1,831,875	7360
2. Total funds in separate section 30.7 accounts		2,932,592	7370
3. Excess (deficiency) - (subtract line 1 from line 2)	$	1,100,717	7380

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **O'CONNOR & COMPANY L.L.C.** as of **December 31, 2004**

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS

1. Cash in banks		
A. Banks located in the United States	[7500]	[7500]
B. Other banks designated by the Commission Name(s): ______ [7510]	[7520]	[7530]
2. Securities		
A. In safekeeping with banks located in the United States	[7540]	
B. In safekeeping with other banks designated by the Commission Name(s): ______ [7550]	[7560]	[7570]
3. Equities with registered futures commission merchants		
A. Cash	2,946,146 [7580]	
B. Securities	[7590]	
C. Unrealized gain (loss) on open futures contracts	(13,554)[7600]	
D. Value of long option contracts	[7610]	
E. Value of short option contracts	( )[7615]	2,932,592 [7620]
4. Amounts held by clearing organization of foreign boards of trade Name(s): ______ [7630]		
A. Cash	[7640]	
B. Securities	[7650]	
C. Amount due to (from) clearing organization - daily variation	[7660]	
D. Value of long option contracts	[7670]	
E. Value of short option contracts	( )[7675]	[7680]
5. Amounts held by members of foreign boards of trade Name(s): ______ [7690]		
A. Cash	[7700]	
B. Securities	[7710]	
C. Unrealized gain (loss) an open futures contracts	[7720]	
D. Value of long option contracts	[7730]	
E. Value of short option contracts	( )[5775]	[7740]
6. Amounts with other depositories designated by a foreign board of trade Name(s): ______ [7750]		[7760]
7. Segregated funds on hand (described: ______)		[7765]
8. Total funds in separate section 30.7 accounts (to page 13, line 2)		$ 2,932,592 [7770]

A. If any securities shown above are other than the types of securities referred to in Commission regulation 1.25, attach a separate schedule detailing the obligations shown on each such line.



RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Members of
O'Connor & Company L.L.C.

In planning and performing our audit of the statement of financial condition of O'Connor & Company L.L.C. (the "Company") as of December 31, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Regulation 1.16 in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17, (2) the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations, and (3) the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.



The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the proceeding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of management, the SEC, the CFTC, the Chicago Board Options Exchange, the New York Stock Exchange, the Chicago Board of Trade, the Chicago Mercantile Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 18, 2005